UNITED STATES
                 SECURITIES EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         FORM 12b-25

                         CORSPAN INC.

             NOTIFICATION OF LATE FILING OF FORM 10-K


For the Period Ended: February 28, 2002


PART I. REGISTRANT INFORMATION

Full name of Registrant: CORSPAN INC.

Address of Registrant: Birchwood House, Chadwick Park
Warrington, Cheshire, United Kingdom WA3 6AE


PART II.  RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

              (a) The reasons described in reasonable detail in
                  Part III of this form could not be eliminated without unreasonable effort or expense;

   [x]        (b) The subject annual report on Form 10-K will be
                  filed on or before the 15th calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit
                  required by Rule 12b-25(c) has been attached if applicable.

PART III.  NARRATIVE

State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period:

Following a change in the fiscal year of the Company, to February
28, 2002, the Company, despite its best efforts, has not yet been able to fully compile and complete preparation of all the information and data required to file the Form 10K for the period ending February 28, 2002.


PART IV.   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Peter Moulinos              (212)           265-4600
        (Name)                   (Area Code)   (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                      [x] Yes       [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                      [ ] Yes       [x] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 29, 2002

CORSPAN, INC.
--------------------------------
(Registrant)

By: /s/ Ian Warwick
    ---------------
    President